UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-119762

                                                             PG&E Energy Recovery Funding LLC
(Exact name of registrant as specified in its charter)

                                                                                                     245 Market Street, Room 424, San Francisco, CA  94105
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                                                                                                          Energy Recovery Bonds, Series 2005-1, and Energy Recovery Bonds, Series 2005-2
(Title of each class of securities covered by this Form)

                                                                                                                 None
 (Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule l5d-6 ☐
Rule 15d-22(b)(2) ☒

Approximate number of holders of record as of the certification or notice date:                                                                                                                                      0

Pursuant to the requirements of the Securities Exchange Act of 1934, PG&E Energy Recovery Funding LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                                                                                                 Date: December 27, 2012                                                      By: /s/ Nicholas M. Bijur
                                                                                                                                          Name: Nicholas M. Bijur
                                                                                                                                          Title: Treasurer